UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                          Energy XXI (Bermuda) Limited
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    G10082108
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                                 (CUSIP Number)


                                December 9, 2009
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ]  Rule 13d-1(b)
                [X]  Rule 13d-1(c)
                [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G10082108
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):

                Mount Kellett Capital Management LP
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)  [ ]
                (b)  [ ]
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:        21,124,525*
                                           -------------------------------------
                                       (6) Shared Voting Power:               0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:   21,124,525*
                                           -------------------------------------
                                       (8) Shared Dispositive Power:          0
                                           -------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                   21,124,525*
--------------------------------------------------------------------------------

(10)    Check if  the Aggregate Amount  in Row (9) Excludes Certain  Shares (See
        Instructions):    N/A
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(11)    Percent of Class Represented by Amount in Row (9):   8.2%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person (See Instructions):    IA
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* Based on 249,830,097  shares of common stock,  par value $0.001 per share (the
"Common Stock"), of Energy XXI (Bermuda) Limited, an exempted company organized under the laws of Bermuda (the "Company"), outstanding as of December 9, 2009, as disclosed in the Company's Prospectus filed pursuant to Rule 424(b)(2) relating to Registration Statement No. 333-148713 filed with the U.S. Securities and Exchange Commission on December 9, 2009. As of December 21, 2009, Mount Kellett Master Fund II, L.P., a Cayman Islands exempted limited partnership (the "Fund"), held in the aggregate (i) 14,545,585 shares of Common Stock and (ii) 150,000 shares of the Company's 7.25% convertible cumulative perpetual preferred stock, which is convertible into 6,578,940 shares of the Company's Common Stock within 60 days of the date of this filing. Mount Kellett Capital Management LP possesses the sole power to vote and direct the disposition of all securities of the Company held by the Fund. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mount Kellett Capital Management LP is deemed to beneficially own 21,124,525 shares of Common Stock, or 8.2% of the shares of Common Stock deemed issued and outstanding as of December 21, 2009.

Item 1(a).  Name Of Issuer:  Energy XXI (Bermuda) Limited

Item 1(b).  Address of Issuer's  Principal  Executive  Offices:
            Canon's Court, 22 Victoria Street,
            PO Box HM 1179, Hamilton HM EX, Bermuda


Item 2(a).  Name of Person Filing:  Mount Kellett Capital Management LP

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            623 Fifth Avenue, 18th Floor, New York, New York 10022

Item 2(c).  Citizenship:  Delaware

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).  CUSIP No.:  G10082108


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not applicable.


Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of December 21, 2009):   21,124,525*

         (b)  Percent of Class (as of December 21, 2009):                  8.2%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote           21,124,525*

            (ii)  shared power to vote or to direct the vote                  0

           (iii)  sole power to dispose or to direct the
                  disposition of                                     21,124,525*

            (iv)  shared power to dispose or to direct the
                  disposition of                                              0


--------------------
* Based on 249,830,097 shares of common stock, par value $0.001 per share (the "Common Stock"), of Energy XXI (Bermuda) Limited, an exempted company organized under the laws of Bermuda (the "Company"), outstanding as of December 9, 2009, as disclosed in the Company's Prospectus filed pursuant to Rule 424(b)(2) relating to Registration Statement No. 333-148713 filed with the U.S. Securities and Exchange Commission on December 9, 2009. As of December 21, 2009, Mount Kellett Master Fund II, L.P., a Cayman Islands exempted limited partnership (the "Fund"), held in the aggregate (i) 14,545,585 shares of Common Stock and (ii) 150,000 shares of the Company's 7.25% convertible cumulative perpetual preferred stock, which is convertible into 6,578,940 shares of the Company's Common Stock within 60 days of the date of this filing. Mount Kellett Capital Management LP possesses the sole power to vote and direct the disposition of all securities of the Company held by the Fund. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mount Kellett Capital Management LP is deemed to beneficially own 21,124,525 shares of Common Stock, or 8.2% of the shares of Common Stock deemed issued and outstanding as of December 21, 2009.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   December 21, 2009


                                   MOUNT KELLETT CAPITAL MANAGEMENT LP


                                   By: Mount Kellett Capital Management GP LLC, its general partner

                                   By: /s/ Blake Hutcheson
                                      ------------------------------------------
                                      Name:  Blake Hutcheson
                                      Title: Authorized Signatory



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)